November 2008

2008 Estimated Year-End Capital Gain Distributions

(Estimates as of November 3, 2008)

Capital Gain Distributions

A capital gain or loss is the difference between the sale and purchase price of a security. If a Fund has net capital gains through October 31 (after subtracting any capital losses), they are usually distributed to shareholders in December. If a second capital gain distribution related to the calendar year is necessary, it is usually made in March of the following year for the Stock Fund, Balanced Fund, and Income Fund, and in December of the following year for the International Stock Fund and Global Stock Fund.

December Distributions

The December 2008 capital gain distribution will occur according to the following schedule:

Record Date:	December 19, 2008
Ex-Dividend and Reinvestment Date:	December 22, 2008
Payable Date:	December 23, 2008

December Capital Gain Distribution Estimates

The table below lists estimated year-end capital gain distributions for the Dodge & Cox Funds, expressed on a per share basis. Please note that these distribution estimates are based on shares outstanding on October 31, 2008 and are subject to change. Actual distributions will be based on shares outstanding on the Record Date and are subject to approval by the Funds’ Board of Trustees.

Fund	Estimated Short-Term (ST) Capital Gain Distribution		Estimated Long-Term (LT) Capital Gain Distribution
Stock Fund	$0.00		$0.00
Global Stock Fund	$0.00		$0.00
International Stock Fund	$0.06	*	$1.41	*
Balanced Fund	$0.00		$0.00
Income Fund	$0.00		$0.00

*	Includes net capital gains related to 2007 of $0.06 (ST) and $1.16 (LT) per share.

For More Information

Answers to frequently asked tax questions can be found on the Funds’ website at https://www.dodgeandcox.com/faq.asp. For additional information about the Funds’ distributions policies and about taxation of Fund distributions, please refer to the Funds’ Prospectus and Statement of Additional Information (SAI).

11/08 D&C EST CG DIST